EXHIBITS

Exhibit Number		Page
	Copy of the press release of PLDT Inc. entitled “PLDT submits registration statement for proposed VITRO REIT IPO.”	8

June 20, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (“PLDT”) entitled “PLDT submits registration statement for proposed VITRO REIT IPO.”

This submission shall also serve as our compliance with Section 17.1 of the Securities and Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,318 As of May 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
June 20, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We submit herewith the press release of PLDT Inc. (the “Company”) entitled “PLDT submits registration statement for proposed VITRO REIT IPO.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

June 20, 2026

PLDT pressrelease

NOT FOR PUBLIC RELEASE, PUBLICATION OR DISTRIBUTION, OUTSIDE THE PHILIPPINES, INCLUDING DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

PLDT submits registration statement

for proposed VITRO REIT IPO

MANILA, Philippines, 20 June 2026 - PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that VITRO Inc., a wholly-owned subsidiary of ePLDT, Inc. (“ePLDT”), has submitted a registration statement and Real Estate Investment Trust (“REIT”) Plan with the Securities and Exchange Commission of the Philippines (“SEC”) for a proposed initial public offering (the “IPO”). VITRO Inc. is in the process of changing its corporate name to VITRO REIT, Inc., subject to SEC approval, and is referred to in this disclosure as “VITRO REIT.” ePLDT is a wholly-owned subsidiary of PLDT.

VITRO REIT’s application for listing on the Main Board of the Philippine Stock Exchange (“PSE”) will be submitted separately once the SEC has acknowledged the SEC submission. PLDT will make the appropriate disclosure in connection with the PSE listing application at the relevant time.

Subject to receipt of regulatory approvals, market conditions, and other applicable approvals, ePLDT plans to offer up to 1,913,043,500 secondary common shares of VITRO REIT (the “Firm Shares”), with an over-allotment option of up to 286,956,500 secondary common shares (the “Option Shares”, and together with the Firm Shares, the “Offer Shares”) pursuant to a secondary offer, at an offer price of up to ₱11.0 per share. The proposed offer of the Offer Shares (the “Offer”) is expected to raise gross proceeds of up to ₱24.2 billion, assuming the full exercise of the over-allotment option.

The Offer Shares are expected to represent approximately 48.95% of VITRO REIT’s issued and outstanding capital stock after completion of the Offer, assuming the full exercise of the over-allotment option. The Offer Shares will be offered by the Sponsor, ePLDT, pursuant to a secondary offer. As an asset class, REITs are required to declare dividends of at least 90% of their distributable income.

VITRO REIT’s initial portfolio is expected to comprise eight stabilized, income-generating data center assets, with an aggregate Total IT Ready Capacity1 of approximately 24 MW. Its nationwide portfolio of strategically located Tier 2 and Tier 3 data centers serves

1 Refers to the energized capacity within each VITRO site based on power that has already been made available to supply IT workloads enterprise, hyperscale, cloud and other customers, supported by secure, resilient, and scalable digital infrastructure designed for mission-critical workloads. The IPO will mark the first digital infrastructure REIT in the Philippines.

The proposed VITRO REIT IPO follows the issuance of SEC Memorandum Circular No. 1, Series of 2026, which revised the Implementing Rules and Regulations of Republic Act No. 9856, or the Real Estate Investment Trust Act of 2009. The amended rules broaden the framework for income-generating real estate to include real properties held for the purpose of generating recurring and predictable cash inflows, including digital infrastructure assets such as information and communications technology infrastructure and data centers.

“Today’s filing marks an important step in our efforts to unlock value from PLDT Group’s digital infrastructure portfolio while supporting the continued expansion of VITRO REIT’s data center platform,” said Victor S. Genuino, President and CEO of ePLDT and VITRO REIT. “As demand for secure, resilient, and scalable digital infrastructure continues to grow, the proposed VITRO REIT IPO creates an opportunity for investors to participate in the growth of one of the country’s most critical digital infrastructure sectors.”

The PLDT Group currently operates a broad portfolio of data centers nationwide, supporting the country’s growing digital infrastructure needs. The business continues to expand its capacity to support rising demand for secure, resilient, and scalable digital infrastructure, through new facilities under development. Support from the PLDT Group, which has been a pioneer and market leader in the digital infrastructure space puts VITRO REIT in a good position for future growth and portfolio expansion.

Net proceeds received by ePLDT from the sale of the Offer Shares are expected to be used by ePLDT in part, among other allowable uses under the law and in accordance with the reinvestment plan appended to the REIT Plan, for debt repayment.

UBS AG, Singapore Branch and BPI Capital Corporation are acting as the Lead International Underwriter and the Domestic Lead Underwriter, respectively; and collectively, as the Joint Global

Coordinators and Joint Bookrunners for the proposed Offer.

The proposed Offer remains subject to regulatory approvals, market conditions, and other applicable approvals. PLDT will make the appropriate disclosures as and when required under applicable regulations.

This communication is not an offer of securities for sale in the United States or elsewhere. No securities mentioned herein are being registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and no securities mentioned herein may be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from such registration. No money, securities, or other consideration is being solicited by this communication or the information contained herein and, if sent in response to this communication or the information contained herein, will not be accepted.

A registration statement relating to the securities mentioned herein has been filed with the Securities and Exchange Commission of the Philippines, but has not yet been declared effective. These securities may not be sold nor offers to buy them be accepted prior to the time the registration statement is rendered effective. This communication shall not constitute an offer to sell or be considered a solicitation to buy.

A copy of the REIT Plan is available at www.vitroreit.com.

This press release may contain statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action, or events.

This communication is provided for reference only. Any forwarding, distribution, publication, or reproduction of this communication in whole or in part, or disclosure of any information contained herein, or any use of such information by any other person for any other purpose, is unauthorized. The information herein is accurate as of the date this communication is sent. There is no obligation to subsequently correct or update such information.

[END]

For further information, please contact:

Jinggay N. Nograles
pldt_ir_center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company.

Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://main.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : June 22, 2026